FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

AMEX / TSX: LCC

"May 2 -2005"	NR:05-09

LUMINA RECEIVES EXCELLENT METALLURGICAL RESULTS FOR REGALITO

Vancouver, British Columbia - Lumina Copper Corp is pleased to announce that it has received a report from SGS Lakefield (Chile) detailing the metallurgical recovery and acid consumption results for the bottle roll test program completed on mineralized material from its Regalito copper property, Chile.  The results confirm the leachability estimates from the drill assay results and provide initial insights into operating metallurgical recoveries and acid consumption rates.  The copper recoveries on test material, grading above the economic cutoff grade of 0.25% CuT, averaged 89% and 75% of total copper ("CuT") for oxides and supergene sulphides respectively.  For the sulphides, net acid consumption rates averaged 12.4 kg/tonne ore.  The oxide material, however, generated 0.55 kg/tonne of acid, due to the predominance of chalcanthite, a water-soluble copper sulphate mineral that dissolves quickly and adds acid to leaching systems.

Anthony Floyd, President said, "These preliminary metallurgical results from Regalito are outstanding and fully confirm our view that Regalito will become a major copper leach operation.  We will continue leach tests throughout 2005 in order to provide data to all of the mining companies reviewing the property and for a prefeasibility study later in the year."

The bottle roll test program evaluated several different areas, depths, host rock types, and styles of mineralization and alteration in the deposit.  The mineralized material tested was obtained from splits of selected 2-meter assay samples from the early stages of the reverse circulation drilling program carried out in 2004.  A total of 82 samples were tested, of which 29 oxide and 47 supergene sulphide samples graded above the 0.25% CuT heap leach cutoff.  Low-grade samples (less than 0.25% CuT) gave recoveries of interest (59% of CuT) for the dump leach design.  The oxide and sulphide test programs operated for 3 and 35 days respectively.  The test work showed no deleterious elements in solution that would hinder bacterial leaching or the proposed solvent extraction/electrowinning metallurgical process.

A detailed breakdown of the tests is provided in the following tables:

Summary of Results from Oxide Test Program (material greater than 0.25%CuT)

Lithology	# of samples	Recovery (% CuT)	Acid Consumption (kg/tonne ore)
Monzogranite	14	89.9	-4.8(1)
Dacite Porphyry	15	87.8	3.4

Grade	# of samples	Recovery (% CuT)
> 1% CuT	4	90.7
plus 0.75% - 1%	6	94.7
plus 0.5% - 0.75%	8	86.3
plus 0.25% - 0.5%	11	86.8

(1) Negative acid consumption refers to acid generation.

1550 - 625 Howe Street      Vancouver     BC     Canada      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

AMEX / TSX: LCC

Summary of Results from Sulphide Test Program (material greater than 0.25% CuT)

Lithology	# of samples	Recovery (% CuT)	Acid Consumption (kg/tonne ore)
Monzogranite	7	79.1	13.3
Dacite Porphyry	40	74.5	12.2

Grade	# of samples	Recovery (% CuT)	Leachability (CuT%)
> 1% CuT	11	73.5	85.0
plus 0.75% - 1%	4	73.7	95.1
plus 0.5% - 0.75%	14	76.8	93.4
plus 0.25% - 0.5%	19	72.7(2)	87.0

(2) Two of the nineteen samples had substantially lower recoveries (27% and 46%) than the recovery ranges observed for the other samples.  This may be a result of higher quantities of primary mineralization (chalcopyrite) in those samples adversely affecting their leachability.  Excluding these two samples from the data set increased the average recovery to 76.9% CuT.

The supergene sulphide test work was inadvertently biased towards samples from the dacite porphyry rock type and therefore the average recovery for the sulphide tests may understate actual recoveries as the distribution of monzogranite and dacite porphyry rock types at Regalito is estimated to be 60% monzogranite and 40% dacite porphyry.  Furthermore, acid consumption rates generated from bottle roll testing on fine material are typically two to three times higher than the acid consumption rates that will occur during heap leach operations.

The bottle roll results compare very favourably with metallurgical recovery rates achieved at comparable copper oxide and sulphide leaching operations.  The following table provides a list of certain leaching operations and the actual recoveries that have been achieved during the recent past.

Property	Owner	Recovery (% CuT)(3)
Regalito
Oxide		89
Sulphide		75
El Abra	Phelps Dodge	62
Cerro Verde	Phelps Dodge	71
Miami	Phelps Dodge	65
Morenci	Phelps Dodge	59
Tyrone	Phelps Dodge	65
El Tesoro	Antofagasta	78
Zaldivar	Placer Dome	81
Quebrada Blanca	Aur Resources	61
Andacolla	Aur Resources	80
Cerro Colorado	BHPBilliton	79

(3) Data derived from information available in the public domain. Note: some of the comparable recoveries may include recoveries from dump leach operations, which could lower the recovery estimate for the operation.

1550 - 625 Howe Street      Vancouver     BC     Canada      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

AMEX / TSX: LCC

Lumina continues to make excellent progress with the remainder of the metallurgical testing program.  The short column (1m height) program is nearing completion, while the tall column (6-8m height) program, which began leaching on April 29, will continue operating for another nine months.

Mr. John Selters, P.Eng., a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the content of this news release.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

_________________________________

 CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, metallurgical recoveries, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled "Risk Factors" in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1550 - 625 Howe Street      Vancouver     BC     Canada      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Lumina Copper Corp. (the "Company")

1550 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

May 2, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on May 2, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce that it has received a report from SGS Lakefield (Chile) detailing the metallurgical recovery and acid consumption results for the bottle roll test program completed on mineralized material from its Regalito copper property, Chile.  The results confirm the leachability estimates from the drill assay results and provide initial insights into operating metallurgical recoveries and acid consumption rates.  The copper recoveries on test material, grading above the economic cutoff grade of 0.25% CuT, averaged 89% and 75% of total copper ("CuT") for oxides and supergene sulphides respectively.  For the sulphides, net acid consumption rates averaged 12.4 kg/tonne ore.  The oxide material, however, generated 0.55 kg/tonne of acid, due to the predominance of chalcanthite, a water-soluble copper sulphate mineral that dissolves quickly and adds acid to leaching systems.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Lumina Copper Corp is pleased to announce that it has received a report from SGS Lakefield (Chile) detailing the metallurgical recovery and acid consumption results for the bottle roll test program completed on mineralized material from its Regalito copper property, Chile.  The results confirm the leachability estimates from the drill assay results and provide initial insights into operating metallurgical recoveries and acid consumption rates.  The copper recoveries on test material, grading above the economic cutoff grade of 0.25% CuT, averaged 89% and 75% of total copper ("CuT") for oxides and supergene sulphides respectively.  For the sulphides, net acid consumption rates averaged 12.4 kg/tonne ore.  The oxide material, however, generated 0.55 kg/tonne of acid, due to the predominance of chalcanthite, a water-soluble copper sulphate mineral that dissolves quickly and adds acid to leaching systems.

The bottle roll test program evaluated several different areas, depths, host rock types, and styles of mineralization and alteration in the deposit.  The mineralized material tested was obtained from splits of selected 2-meter assay samples from the early stages of the reverse circulation drilling program carried out in 2004.  A total of 82 samples were tested, of which 29 oxide and 47 supergene sulphide samples graded above the 0.25% CuT heap leach cutoff.  Low-grade samples (less than 0.25% CuT) gave recoveries of interest (59% of CuT) for the dump leach design.  The oxide and sulphide test programs operated for 3 and 35 days respectively.  The test work showed no deleterious elements in solution that would hinder bacterial leaching or the proposed solvent extraction/electrowinning metallurgical process.

1550-625 Howe Street, Vancouver, B.C.  Canada  V6C 2T6

Tel. 604.687-0407  Fax.  604.687-7041

A detailed breakdown of the tests is provided in the following tables:

Summary of Results from Oxide Test Program (material greater than 0.25%CuT)

Lithology	# of samples	Recovery (% CuT)	Acid Consumption (kg/tonne ore)
Monzogranite	14	89.9	-4.8(1)
Dacite Porphyry	15	87.8	3.4

Grade	# of samples	Recovery (% CuT)
> 1% CuT	4	90.7
plus 0.75% - 1%	6	94.7
plus 0.5% - 0.75%	8	86.3
plus 0.25% - 0.5%	11	86.8

(1) Negative acid consumption refers to acid generation.

Summary of Results from Sulphide Test Program (material greater than 0.25% CuT)

Lithology	# of samples	Recovery (% CuT)	Acid Consumption (kg/tonne ore)
Monzogranite	7	79.1	13.3
Dacite Porphyry	40	74.5	12.2

Grade	# of samples	Recovery (% CuT)	Leachability (CuT%)
> 1% CuT	11	73.5	85.0
plus 0.75% - 1%	4	73.7	95.1
plus 0.5% - 0.75%	14	76.8	93.4
plus 0.25% - 0.5%	19	72.7(2)	87.0

(2) Two of the nineteen samples had substantially lower recoveries (27% and 46%) than the recovery ranges observed for the other samples.  This may be a result of higher quantities of primary mineralization (chalcopyrite) in those samples adversely affecting their leachability.  Excluding these two samples from the data set increased the average recovery to 76.9% CuT.

The supergene sulphide test work was inadvertently biased towards samples from the dacite porphyry rock type and therefore the average recovery for the sulphide tests may understate actual recoveries as the distribution of monzogranite and dacite porphyry rock types at Regalito is estimated to be 60% monzogranite and 40% dacite porphyry.  Furthermore, acid consumption rates generated from bottle roll testing on fine material are typically two to three times higher than the acid consumption rates that will occur during heap leach operations.

The bottle roll results compare very favourably with metallurgical recovery rates achieved at comparable copper oxide and sulphide leaching operations.  The following table provides a list of certain leaching operations and the actual recoveries that have been achieved during the recent past.

Property	Owner	Recovery (% CuT)(3)
Regalito
Oxide		89
Sulphide		75
El Abra	Phelps Dodge	62
Cerro Verde	Phelps Dodge	71
Miami	Phelps Dodge	65
Morenci	Phelps Dodge	59
Tyrone	Phelps Dodge	65
El Tesoro	Antofagasta	78
Zaldivar	Placer Dome	81
Quebrada Blanca	Aur Resources	61
Andacolla	Aur Resources	80
Cerro Colorado	BHPBilliton	79

(3) Data derived from information available in the public domain. Note: some of the comparable recoveries may include recoveries from dump leach operations, which could lower the recovery estimate for the operation.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 2nd day of May, 2005.

"Signed"

Robert Pirooz Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

May 2, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: "Anthony Floyd"	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041